Filed by MaxLinear, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Silicon Motion Technology Corporation

Commission File No.: 000-51380

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 5, 2022, by and among MaxLinear, Inc. (“MaxLinear”), Shark Merger Sub, a wholly owned subsidiary of MaxLinear, and Silicon Motion Technology Corporation (the “Merger”).

On October 25, 2022, MaxLinear held a conference call to discuss its financial results for the third quarter of 2022. Below are excerpted portions of a transcript of that conference call that relate to the Merger:

MaxLinear

Q3 Earnings Conference Call

October 25, 2022

Presenters

Kishore Seendripu, Ph.D., CEO

Steve Litchfield, CFO & Chief Corporate Strategy Officer

Leslie Green - Investor Relations

Q&A Participants

Quinn Bolton – Needham & Co.

Tore Svanberg – Stifel

Gary Mobley – Wells Fargo Securities

Alessandra Vecchi – William Blair

David Williams – Benchmark

Christopher Rolland – Susquehanna Financial Group

Ananda Baruah – Loop Capital

Suji DeSilva – ROTH Capital

Tore Svanberg – Stifel

* * *

Steve Litchfield

I want to give you an update on the status of our pending acquisition of Silicon Motion.

On August 31st, Silicon Motion shareholders approved the acquisition. In addition, during Q3, we converted to filing under the normal procedure with SAMR. We are progressing through the process and believe we remain on track for a mid-2023 close. We have fully committed financing for this transaction and are actively working to optimize the debt structure to lower our expected cost of capital.

We are excited about the opportunities for our combined business and look forward to bringing our two technology focused cultures together soon.

* * *

David Williams (Benchmark)

Fantastic. Thanks so much. And then here's one that I'm not sure that that you'll be able to answer, but just kind of thinking about the SIMO acquisition, and maybe some of the recent restrictions that have gone into place, it seems like that could be a potential headwind for the SIMO business. How do you think about that? Is there anything that's changed, I guess, from your valuation, or just kind of how you're thinking about that transaction? And anything meaningful there that you could share?

Kishore Seendripu

Look. I mean, we - I don't think this is a question even I can answer, right, satisfactorily. So I think we believe that it's an incredibly strategic acquisition for us, Silicon Motion. It really catapults us into a very scaled, business with a real presence in one of the largest TAMs in the world for silicon, mainly the storage markets. Be it today Silicon Motion's consumer markets, but really, the goal is really to expand. Almost zero footprint into enterprise with our presence in the United States.

So--and if you couple with the Panther product that we just talked about, it's really a nice entry along with our agent gig PAM4 and 400 gig PAM4 to the cloud data center markets as well. So I think it's a very exciting strategic market beyond the benefits of scale on the supplier side it will provide us. So we remain optimistic and we are really, really waiting anxiously to hear back in terms of when this thing will close, while being cautionary about the timelines.

So no change in our view over the value of the transaction. And we wouldn't have done it in the first place if we weren't that convinced. We don't do - we will not get into something we don't have real firm conviction and belief in. So pretty excited, and the business--and their business seem to be not doing anything more adverse than we had planned for, because even at the time of the acquisition, there were some headwinds in the market in the normal cycle for storage and consumer products. So we are comfortable where things are.

* * *

In addition, on October 25, 2022, the Company released an updated investor presentation that discusses its financial results for the third quarter of 2022. The following are the portions of that presentation that discuss the Merger:

Q3'22 Update on Acquisition of Silicon Motion • Acquisition is progressing with projected close in second or third quarter 2023 • Announced that the waiting period under the Hart - Scott - Rodino Antitrust Improvements Act of 1976 expired on June 27, 2022 • Filed simplified filing with China's State Administration for Market Regulation (SAMR) on July 6 and subsequently refiled under normal procedures • Silicon Motion securityholders approved merger on August 31 (no approval required by MaxLinear stockholders) • Debt financing is secured, subject to customary closing conditions, with focus on optimizing structure

* * *

On October 25, 2022, MaxLinear also filed a press release that discussed its financial results for the third quarter of 2022. The following portion of that press release discusses the Merger.

* * *

“In the third quarter, we demonstrated strong execution with revenue up 2% sequentially and up 24% year-over-year. In particular, both Wi-Fi and ethernet delivered substantial sequential and year-over-year growth, while gateway access and wireless infrastructure contributed to solid year-over-year growth. Our connectivity category more than doubled year-over-year, driven by our differentiated Wi-Fi6 feature set, and we continue to be on a firm trajectory to deliver at least $200 million of Wi-Fi revenue in 2023. Our quarterly results included strong cash flow from operations of approximately $62 million and non-GAAP gross margin of 62.0%. We are looking forward to our pending merger with Silicon Motion, and are excited for the future growth opportunities of our comprehensive product portfolio,” commented Kishore Seendripu, Ph.D., Chairman and CEO.

* * *

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Silicon Motion’s and MaxLinear’s current expectations, estimates and projections about the proposed transaction and the potential benefits thereof, their businesses and industry, management’s beliefs and certain assumptions made by Silicon Motion and MaxLinear, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the anticipated benefits of the merger with Silicon Motion and the anticipated closing date of the merger with Silicon Motion. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Silicon Motion’s and MaxLinear’s businesses and other conditions to the completion of the transaction; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including the receipt by Silicon Motion of an unsolicited proposal from a third party; (iii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Silicon Motion and MaxLinear; (iv) the impact of the COVID-19 pandemic and related private and public sector measures on Silicon Motion and MaxLinear’s businesses and general economic conditions; (v) risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; (vi) Silicon Motion’s and MaxLinear’s ability to implement its business strategy; (vii) pricing trends, including Silicon Motion’s and MaxLinear’s ability to achieve economies of scale; (viii) potential litigation relating to the proposed transaction that could be instituted against Silicon Motion, MaxLinear or their respective directors; (ix) the risk that disruptions from the proposed transaction will harm Silicon Motion’s or MaxLinear’s business, including current plans and operations; (x) the ability of Silicon Motion or MaxLinear to retain and hire key personnel; (xi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (xii) uncertainty as to the long-term value of MaxLinear common stock; (xiii) legislative, regulatory and economic developments affecting Silicon Motion’s and MaxLinear’s businesses; (xiv) general economic and market developments and conditions; (xv) the evolving legal, regulatory and tax regimes under which Silicon Motion and MaxLinear operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Silicon Motion’s and/or MaxLinear’s financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact Silicon Motion’s or MaxLinear’s ability to pursue certain business opportunities or strategic transactions; (xviii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Silicon Motion’s and MaxLinear’s response to any of the aforementioned factors; (xix) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China and the military conflict in Ukraine and related sanctions against Russia and Belarus; and (xx) Silicon Motion’s ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus filed by MaxLinear with the SEC and provided by Silicon Motion to its security holders in connection with the proposed transaction. While the lists of risk factors presented here and in the proxy statement/ prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Silicon Motion’s or MaxLinear’s consolidated financial condition, results of operations, or liquidity. Neither Silicon Motion nor MaxLinear assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving MaxLinear and Silicon Motion. In connection with the proposed transaction, MaxLinear has filed with the Securities and Exchange Commission (the “SEC”), and the SEC has declared effective, a Registration Statement on Form S-4 that includes a proxy statement of Silicon Motion and a prospectus of MaxLinear.

The proxy statement/prospectus and this communication are not offers to sell MaxLinear securities, and are not soliciting an offer to buy MaxLinear securities, in any state where the offer and sale is not permitted.

MAXLINEAR AND SILICON MOTION URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND OTHER DOCUMENTS PROVIDED TO SILICON MOTION SECURITY HOLDERS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders are able to obtain the Registration Statement on Form S-4 free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by MaxLinear (when they become available) may be obtained free of charge on MaxLinear’s website at www.maxlinear.com or by contacting MaxLinear’s Investor Relations Department at IR@MaxLinear.com. Copies of documents filed or furnished by Silicon Motion (when they become available) may be obtained free of charge on Silicon Motion’s website at https://www.siliconmotion.com or by contacting Silicon Motion’s Investor Relations Department at IR@siliconmotion.com.